SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 7, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Both the Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on the Resolution of the Thirteenth Meeting of the Seventh Session

of the Board of Directors

This announcement is made pursuant to the disclosure obligations under Rule 13.10 (B) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Announcement on the Resolution of the Thirteenth Meeting of the Seventh Session of the Board of Directors published by Sinopec Shanghai Petrochemical Company Limited (the “Company”) on the website of Shanghai Stock Exchange and the newspapers in the People’s Republic of China is set forth herein.

The Company hereby publishes the aforesaid information.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, June 6, 2013

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Ye Guohua and Zhang Jianping; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.

Stock Code: 600688	Stock Abbreviation: S Shang Sinopec	No.: Lin 2013-19

Sinopec Shanghai Petrochemical Company Limited

Announcement on the Resolution of the Thirteenth Meeting of the Seventh Session of the Board of Directors

The Company’s board of directors and all members thereof warrant that there are no false presentations or misleading statements contained in, or material omissions from, this announcement, and they are jointly and severally liable for the truth, accuracy and completeness of the information contained in this announcement.

The notice for convening the thirteenth meeting of the seventh session of the board of directors (the “Board”) (the “Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was sent to each director by way of fax and mail on May 23, 2013. The Meeting was held on June 6, 2013 in the eighth conference room of the Company’s office building.

Of the 11 directors entitled to attend the Meeting, 9 directors were in attendance. Mr. Lei Dianwu, a director, and Mr. Shen Liqiang, an independent director, failed to attend the Meeting in person due to business engagements, and the director Mr. Lei Dianwu granted Mr. Wang Zhiqing, the Chairman, an irrevocable proxy, and the independent director Mr. Shen Liqiang granted Mr. Jin Mingda, an independent director, an irrevocable proxy. Members of the supervisory committee and the senior management of the Company attended the Meeting as observers. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the Articles of Association of the Company. Mr. Wang Zhiqing, the Chairman, presided over the Meeting, at which the following resolution was considered and approved:

The resolution was adopted with 11 votes in favor, 0 votes against and 0 abstentions, approving the addition of Gao Jinpin (a director), and Zhang Jianping (a director) into the Seventh Session of the Board as the executive directors.

The Company hereby publishes the aforesaid information.

Sinopec Shanghai Petrochemical Company Limited

June 6, 2013

Both the Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Indicative Announcement on the Publishing of Documents relating to Share Reform

This announcement is made pursuant to the disclosure obligations under Rule 13.10 (B) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Indicative Announcement on the Publishing of Documents relating to Share Reform published by Sinopec Shanghai Petrochemical Company Limited (the “Company”) on the website of Shanghai Stock Exchange and the newspapers in the People’s Republic of China is set forth herein.

The Company hereby publishes the aforesaid information.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, June 7, 2013

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Ye Guohua and Zhang Jianping; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.

Stock Code: 600688	Stock Abbreviation: S Shang Sinopec	No.: Lin 2013-20

Sinopec Shanghai Petrochemical Company Limited

Indicative Announcement on the Publishing of Documents relating to Share Reform

The Company’s board of directors and all members thereof warrant that there are no false presentations or misleading statements contained in, or material omissions from, this announcement, and they are jointly and severally liable for the truth, accuracy and completeness of the information contained in this announcement.

Following communications with China Petroleum & Chemical Corporation, holder of non-tradable shares, Sinopec Shanghai Petrochemical Company Limited (the “Company”) proposed to publish documents relating to the Company’s share reform on China Securities Journal, Shanghai Securities News and the website of Shanghai Stock Exchange (www.sse.com.cn) on June 8, 2013 for the investors’ attention.

The Company hereby publishes the aforesaid information.

Sinopec Shanghai Petrochemical Company Limited

June 7, 2013